

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Via U.S. mail and facsimile (281) 364-4398

Mr. Stuart M. Brightman
President & Chief Executive Officer
TETRA Technologies, Inc.
24955 Interstate 45 North
The Woodlands, Texas 77380

> **Re: TETRA Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2010**
> **and June 30, 2010**
> **Filed May 10, 2010 and August 9, 2010**
> **File No. 1-13455**

Dear Mr. Brightman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Properties, page 24

Oil and Gas Reserves, page 25

1.   You appear to have grouped together your proved reserves related to crude oil, condensate and NGLs. Please explain why you do not believe it is necessary to disclose

separately these three products. Also tell us if in your primary economic assumptions you used the same price for oil, condensate and NGLs.

2.   Please expand your disclosure to provide information about your delivery commitments. Refer to Item 1207 of Regulation S-K.

3.   We note your disclosure at page 27 that in 2009 Maritech did not expend any of its development costs to convert proved undeveloped reserves to proved developed reserves. While you disclose that all of the proved undeveloped reserves have been classified as such for less than five years, the Ryder Scott report (at page 4) indicates that 9 percent of the present value of the properties audited by Ryder Scott as estimated by Maritech are scheduled to start producing after January 1, 2015. Please tell us:

- The portion of your total proved reserves scheduled to start producing after January 1, 2015, and provide a schedule of when these reserves will start producing; and

- Explain how you determined that the PUDs scheduled to start producing after January 1, 2015 qualify as proved reserves considering the length of time to develop these reserves.

Refer to Questions 131.03 to 131.05 of the Oil and Gas Rules Compliance and Disclosure Interpretations, available on our website at:
http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

4.   We note your disclosure at pages 25-26 that the reserve audits performed by Ryder Scott and DeGolyer and MacNaughton included certain properties selected by Maritech representing 80.2% of your proved oil and gas reserves, with Ryder Scott's reserve audit including 64% and DeGolyer and MacNaughton's 16.2%, respectively, of your total proved reserves. Please tell us how you selected the properties to be reviewed.

5.   We note your disclosure that the independent petroleum engineers represent that they believe Maritech's estimates of future reserves were prepared in accordance with generally accepted petroleum engineering and evaluation principles. While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of "generally accepted petroleum engineering and evaluation principles." With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.

This comment is also applicable to the conclusion in Ryder Scott's reserve audit report that in its opinion, Maritech's estimates of future reserves for the reviewed properties were prepared in accordance with generally accepted petroleum engineering and evaluation principles for the estimation of future reserves as set forth in the Society of Petroleum Engineers' Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information. Within this document, we are not aware of an official industry compilation of "generally accepted petroleum engineering and evaluation principles." Please refer us to a compilation of these principles.

Production Information, page 27

6.   Please revise the production table to also present the information by each field that contains 15% or more of your total proved reserves, or tell us why such disclosure is not required. Refer to Item 1204(a) of Regulation S-K.

Acreage and Productive Wells, page 28

7.   It appears that you have not disclosed the minimum remaining terms of leases and concessions related to any of your acreage. Please tell us the amount of developed and undeveloped acres that you have as of December 31, 2009 related to leases that will expire in 2010 and how you considered the need to disclose such information. Refer to Item 1208(b) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 32

Critical Accounting Policies and Estimates, page 35

Decommissioning Liabilities, page 37

8.   We note your disclosure about decommission work, explaining that your Maritech subsidiary utilizes the services of affiliated companies to perform well abandonment and decommissioning work; and that when this occurs intercompany revenues are eliminated in the consolidated financial statements. However, your disclosure also states that profit earned in performing such abandonment and decommissioning operations on Maritech's properties is recorded as the work is performed. Please clarify whether your reference to affiliates pertains only to other consolidated subsidiaries; and explain how profit is being generated from inter-company transactions at the consolidated level if you are eliminating revenues and expenses as your disclosure suggests. If profit is being recognized in connection with the derecognition of asset retirement obligations please submit the disclosure revisions that you propose to clarify. Please disclose the extent of profit and the manner of presentation in your consolidated financial statements that is associated with transactions between your Offshore Services segment and Maritech, or the derecognition of asset retirement obligations, as appropriate.

Executive Compensation, page 61 (as incorporated by reference to the Definitive Proxy
Statement filed on May 5, 2010)

Compensation Discussion and Analysis, page 37

Compensation Elements, page 40

Salary, page 41

9.   We note your disclosure that the compensation committee aims to set compensation and
        incentive levels that reflect competitive market practices and that the committee generally
        targets a median range for base salaries relative to data from a survey. In light of this
        objective, please disclose how your base salaries actually compared to those in the peer
        group to which you benchmarked.

Discretionary Performance-Based Cash Incentive (Bonus), page 42

10.   We note your disclosure that for 2009, performance objectives for Messrs. Brightman,
        Abell, Hartel and Wallace included the attainment of budgeted per-share earnings, and
        that performance objectives for Messrs. Goldman and Longorio included, for the
        operations within their respective scopes of responsibility, the attainment of budgeted
        levels of pre-tax profitability, among other goals. Please disclose the actual targets for
        2009 and the company's achievement relative to the targets. Refer to Item 402(b)(2)(vi)
        and –(vii) of Regulation S-K.

        To the extent that you believe that disclosure of the targets would result in competitive
        harm such that they could be excluded properly under Instruction 4 to Item 402(b) of
        Regulation S-K, please provide on a supplemental basis a detailed explanation supporting
        your conclusion. Please also note that to the extent disclosure of the qualitative or
        quantitative performance-related factors would cause competitive harm, you are required
        to discuss how difficult it was or will be to achieve the targets. Refer to Instruction 4 to
        Item 402(b) of Regulation S-K.

Equity Incentive Awards, page 44

11.   We note your disclosure that the committee considers peer group compensation practices
        in establishing equity incentive opportunities. Please clarify whether the committee
        considered peer group compensation practices in this regard in 2009. Assuming that the
        committee targeted a median range with respect to your peer group, as the committee did
        for base salaries, please disclose how your equity awards actually compared to those in
        the peer group.

Financial Statements

Note R – Supplemental Oil and Gas Disclosures (Unaudited), page F-40

Estimated Quantities of Proved Oil and Gas Reserves (Unaudited), page F-44

12.   We note that for the year ended December 31, 2009, your oil reserves were revised
        upwards 1,971 MBbls (33%). Based on the data in the Reserve Quantity Information
        table on page F-43, it appears that this revision was to the proved developed category.
        Please comply with the guidance in FASB ASC 932-235-50-5, which requires that you
        disclose an explanation of significant revisions.

Exhibits

13.   Ensure that you have filed all material contracts. For example, please file or tell us why
        you are not required to file your contracts with Chemtura Corporation, such as your long-
        term supply agreements to provide raw material bromine, or tail brine to your new El
        Dorado calcium chloride plant. Refer to Item 601(b)(10) of Regulation S-K.

Exhibits 99.1 and 99.2

14.   The closing paragraph of the Ryder Scott report states that their report was prepared for
        the exclusive use of Maritech Resources Incorporated and may not be put to other use
        without prior written consent. As Item 1202(a)(8) of Regulation S-K requires these
        reports, please obtain and file a revised version which retains no language that could
        suggest either a limited audience or a limit on potential investor reliance.

15.   Item 1202(a)(8) of Regulation S-K specifies disclosure items pertaining to third party
        engineering reports. Please obtain modification of these reports so that they present:

        •   A statement that all such assumptions, data, methods, and procedures used were
            appropriate for the purpose served by the report; and

        •   The 12-month average benchmark product prices and the average adjusted prices
            used to determine reserves. At present, Ryder Scott does not disclose either price,
            while DeGolyer and MacNaughton appears to disclose only the reference product
            prices, but not the actual prices utilized to determine reserves.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

General

16.   In light of recent events involving the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of your rigs is involved in an explosion or similar event in any of your offshore locations. For example, and without limitation, please address the following:

- Disclose the applicable policy limits related to your insurance coverage;

- Disclose your related indemnification obligations and those of your customers, if applicable;

- Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

- Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- Provide further detail on the risks for which you are insured for your offshore operations.

17.   In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.

18.   On July 12, 2010, the Bureau of Energy Management, Regulation, and Enforcement, issued a moratorium that applies to all drilling operations that use subsea blowout preventers (BOP) or surface BOPs on floating facilities. We note your disclosure at various points in management's discussion and analysis, liquidity discussion and updated risk factor concerning the impact of this moratorium. Specifically, you disclose that the moratorium significantly reduced the deepwater completion fluids market and slowed the permitting of new drilling activity and plug and abandonment work in the Gulf of Mexico. With a view towards possible disclosure, please quantify for us the impact that the moratorium and increased safety inspection and certification requirements have had or will have on your results of operations for the remainder of fiscal 2010.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Monsour at (202) 551-3360 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Alexandra M. Ledbetter at (202) 551-3317 with any other questions. If you require further assistance, you may contact the undersigned at (202) 551-3740.

Sincerely,

H. Roger Schwall
Assistant Director